UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2008

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F  [ ]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [ ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Australian Site Tour Olympic Dam

31 October 2008

Disclaimer

Reliance on third party information The views expressed here contain information that have been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2008 entitled “ Risk factors” , “ Forward looking statements” and “ Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission.

No offer of securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Resources and reserves

Cautionary Note to US Investors – The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this presentation, including “ resource” , “ inferred resource” , “ indicated resource” and “ measured resource” , would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC’s Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Annual Report 2008, which can be viewed at www.bhpbilliton.com. Shane O’Connell, who is a member of the AusIMM and a full time employee of BHP Billiton, has the required qualifications and experience and is the Competent Person for the assessment of Mineral Resources at Olympic Dam, which has been reported in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves, December 2004 (the JORC Code).

Shane O’Connell verifies that the 2008 Mineral Resource data included in this document is based on and fairly reflects the information in the supporting documentation relating to Olympic Dam Mineral Resource. The Mineral Resource numbers prior to 2008 have been sourced from the publicly available Annual Reports for WMC and BHPBilliton.

Slide 2

Agenda

Introduction & Olympic Dam Resource

Market

Current Business Performance

Olympic Dam Expansion

Strong Future for the Uranium Business

Slide 3

Introduction & Olympic Dam Resource

Graeme Hunt

President Uranium and Olympic Dam Development

Introduction and Resource

Key Points

• Safety is our Key Priority

• The current business is performing strongly

• Work is progressing on the Olympic Dam Expansion Study

Slide 5

One co-ordinated Uranium business unit

Marius Kloppers

Chief Executive Officer

Graeme Hunt

President Uranium and Olympic Dam Development

• 33 years with BHP Billiton

• Previously

- President Aluminium

- President Iron Ore

Olympic Dam

Dean Dalla Valle

President & Chief Operating Officer

• 31 years with BHP Billiton

• Previously

– Asset Leader Olympic Dam

– Asset Leader Cannington

Olympic Dam Expansion

Ted Bassett

Project Director

• 2 years with BHP Billiton

• 38 years mine project development experience, Previously

– VP Capital Projects (Inco Ltd)

– Project Director Goro Nickel Project

Corporate Affairs

Richard Yeeles

Manager Corporate Affairs

• 12 years with BHP Billiton

• 25 years experience with government, public relations and journalism, Previously

– Manager Government and Community Relations

– Chief of Staff to South Australian Premier

Technology

Andrew Shook

Chief Technology & Information Management Officer

• 16 years with BHP Billiton

• Previously

– Global Technology Manager Process Engineering

– Team Leader Pyrometallurgy

Marketing & Development

John Crofts1

Chief Commercial Officer

• 23 years with BHP Billiton

• Director, London Metal Exchange

• Previously

– Marketing Director, Base Metals

Note: 1 – J Crofts reports jointly to Graeme Hunt, President Uranium and Olympic Dam Development and Tommy Schutte, President Marketing.

Slide 6

Olympic Dam: A world class resource

Thousand tonnes U3O8

2,500 2,000 1,500 1,000 500 0

Olympic Dam

Elkonsky Gorsk

Imouraren

McArthur River

Inkai

Viken

Cigar Lake

Streltsovskoye

Jabiluka

Mynkuduk

Largest uranium resource in the world

Million tonnes Copper

120 100 80 60 40 20 0

El Teniente #

Andina #

Chuquicamata #

Olympic Dam

Escondida

Grasberg

Collahuasi

Oyu Tolgoi

Norilsk (Nickel)

Lubin

4th largest copper resource in the world

Million oz Gold

~1,100

250 200 150 100 50 0

Witwatersrand Camp Muruntau Grasberg (Copper) Olympic Dam (Copper) Pebble (copper) Natalka Sukhoi Log Oyu Tolgoi (Copper) Reko Diq (Copper) Lihir

4th largest gold resource in the world

Sources: Company Annual Reports, press releases and International Atomic Energy Agency (as at September 2008).

Witwatersrand figure is BHP Billiton estimate and is approximate only. Note: # Based on reported resource “inventory” at 0.2% Cu cut-off grade.

Slide 7

A multi-generational business

Olympic Dam Resource

8,339 Mt Resource

2.33 Mt Contained U3O8

Existing Operation in our backyard

Mineral Resource (Mt)

9,000 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

Inferred Indicated Measured

2005 2006 2007* 2008*

* Excludes Non Sulphide Au resource declared for the first time in 2007

Sources: BHP Billiton annual report, BHP Billiton estimates, Company Annual Reports, press releases and International Atomic Energy Agency (as at September 2008).

Slide 8

Copper Market

John Crofts

Chief Commercial Officer

Copper Market

Key Points

• BRICs development underpinned by energy & infrastructure build out associated with urbanisation

• Advantageous industry economics. Low price elasticity of demand in key electrical uses

• Supply interruptions (now) and constrained growth (future) a differentiator

• Low stocks and no significant rate of ingress thus far

Slide 10

World copper demand: The paradigm shift

Global refined Cu demand 1950-2006

(Mt)

Reconstruction 1950—1970

20 18 16 14 12 10 8 6 4 2 0

4.5%

Post-war OECD reconstruction

US Government stockpiling

Industrialization of Japan and Korea and Vietnam War

Stagnation 1970—1996

2.1%

Global recession

reduces global

demand

Oil shocks initiate demand weakening

Demand growth driven by Asian Tigers

Rapid growth of

China causing supply

shortages

China 1997 –

3.3%

1950

1955

1960

1965

1970

1975

1980

1985

1990

1995

2000

2005

Source: World Bureau of Metal Statistics (WBMS)

Slide 11

Copper – GDP per capita vs consumption per capita

Copper Consumption

(kg / capita)

20 15 10

5 0

0

5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000 GDP/Capita (Jan. 2008 Constant US Dollars)

Source: World Bank, Government Statistics, CRU, Brook Hunt.

Note: The shape of the arrow shows the general trend among countries for copper consumption as GDP per capita increases and is not to scale

China Germany India Japan Korea, Rep. United States Taiwan

Slide 12

Future supply growth:

Disruption a feature of new supply growth?

Expected future production from highly probable and probable copper developments as at 2006 Q1

(kt)

8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

Forecast production as at 2006 Q1

2-3 year delays

Forecast production as at 2008 Q2

2006

2007

2008

2009

2010

2011

2012

2013

2014

2015

2016

2017

Source: Brook Hunt.

Note: “Forecast production as at 2008 Q2” represents the expected future production as at 2008 Q2 from those copper developments classified as highly probable and probable as at 2006 Q1. It excludes new developments classified as highly probable or probable since 2006 Q1.

Slide 13

Supply side constraints are limiting the industry’s response

Existing Supply

Future Supply Growth

• Equipment stress

• Industrial action and wage disputes

• Labour shortages

• Equipment shortages

• Significant cost pressures, including fuel

• Energy and power constraints

• Declines in ore-grade levels

• Rising tariffs

• Infrastructure challenges

• Developments are increasingly tending to be:

– Smaller

– Lower grade

– Higher risk geographies

• Equipment shortages – longer lead times and project delivery dates

• Rising capital costs

• Resources nationalism

Slide 14

Copper

Exchange Stocks (t)

LME Cash price

($/t Nominal)

800,000

700,000

600,000

500,000

400,000

300,000

200,000

100,000

0

Comex SHFE LME LME Cash (RH)

Jan-04 Apr-04 Jul-04 Oct-04 Jan-05 Apr-05 Jul-05 Oct-05 Jan-06 Apr-06 Jul-06 Oct-06 Jan-07 Apr-07 Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-08

9,000

8,000

7,000

6,000

5,000

4,000

3,000

2,000

1,000

0

Source: London Metal Exchange (LME), Shanghai Futures Exchange (SHFE) and Comex.

Slide 15

China copper raw material requirements

Copper raw materials 2008 estimates by sources

(kt Cu contained)

5,000 4,500 4,000 3,500 3,000 2,500 2,000 1,500 1,000 500

0

2004

2008 estimate

Scrap

Net Imported Cathode

Imported Concentrates

Domestic Mine

Scrap

Domestic Mine

Net Imported Cathode

Imported Concentrates

29%

21%

29%

21%

Source: BHP Billiton, Customs trade data.

Note: Data assumes imported concentrate grade 27% and scrap 25% copper

Slide 16

Indian copper consumption 1960-2020F

Copper consumption

(kt)

2008F – 2020F (7.7% growth pa)

Enabling policies

Generation capacity growth, rural electrification The XI Five year plan (Apr’07-March’12) Access to electricity to all village households Energy Efficiency – India Accelerated Power Distribution Reform Program

1,800

1,500

1,200

900

600

300

0

1960-1969 -2.2% growth pa

1970-1979 2.4% growth pa

1980-1989 6% growth pa

1990-1999 9.4% growth pa

2000-2009 9.9% growth pa

1960

1965

1970

1975

1980

1985

1990

1995

2000

2005

2010F

2015F

2020F

Sources of data: Brook Hunt Quarterly Reports (September 2008); International Copper Association (ICA) Sustainable electrical energy.

Slide 17

Results of Network Substitution Survey

Selected

applications of

which 2006 CU

demand = 14 Mt

% share of 14 Mt Selected applications

21 Building wire

14 Electrical/Electronic Strip

14 Industrial power cable

11 Commercial tube

10 Electric motors

7	Plumbing tube
6	Automotive wire
5	Utility power cable
4	Telecom cable
4	Power/distribution transformers
2	Roofing strip
1	Automotive HEX
1	LAN cable
1	Industrial HEX tube

Source: CRU substitution data / International Copper Association (ICA).

Level of substitution – Net view

2006

2007

% share of 14 Mt by threat

% share of 14.5 Mt by threat

2006

2007

Low and stable

Low to medium

Low to medium

Low and increasing

Low

High and sustained

Low and increasing

Medium

Medium and increasing

Medium and stable

High but stable

High and increasing

Medium

High and increasing

Low

Low to medium

Low to medium

Medium

Low

High

Medium

Medium and increasing

High

Medium

High and increasing

High and increasing

Medium and increasing

High

76

14

10

59

29

13

Slide 18

Uranium Market

John Crofts

Chief Commercial Officer

Uranium Market

Key Points

• Real impact of Climate Change still to come & meaningful options are limited

• Security of supply key for BRICs

• Supply side response challenges (near term & future)

• Nuclear cost competitiveness on the rise – priced carbon & reduced capital intensity (China) are further upside

Slide 20

Primary energy consumption is strongly correlated to economic development

Primary energy use

(tonnes of oil equiv/capita)

10

8

6

4

2

0

China Germany India Japan Korea, Rep. United States Taiwan

0

5,000

10,000

15,000

20,000

25,000

30,000

35,000

40,000

45,000

50,000

GDP/Capita (Jan. 2008 Constant US Dollars)

Source: World Bank, Government Statistics for Taiwan, BP Statistical Review of World Energy (2007).

Note: The shape of the arrow shows the general trend among countries for primary energy consumption as GDP per capita increases and is not to scale.

Slide 21

China’s power output is annually growing by as much as the total power output of a major European country

China’s Growing Power Output

(in billion kWh)

Power output added from previous year

UK’s total power output today

400

426

3,500 3,000 2,500 2,000 1,500 1,000 500

0

1999

2000

2001

2002

2003

2004

2005

2006

2007

Source: National Bureau of Statistics of China (Yearbook), China Electricity Council, and Digest of UK Energy Statistics (Dept. for Business Enterprise & Regulatory Reform).

Slide 22

China is only just starting to develop nuclear strategy

China’s nuclear programme:

– Current share of nuclear generation approximately 2%

– Latest announced target of 70 GWe, approximately 5% of 2020 generation

– Recent purchase of reactors (Areva) included technology transfer

– In 2007, China added 80 GWe of coal fired generation alone, consuming an additional 200 to 250 million tonnes of thermal coal per annum

Current nuclear projects in China:

– First reactor on commercial operation in 1994 (Daya Bay)

– 11 reactors operational at 4 sites totalling approximately 9 GWe

– 16 reactors under construction at 2 brownfield and 6 greenfield sites (combined 16 GWe)

Slide 23

China is preparing for a major nuclear programme



Source: BHP Billiton China

Ling Ao: two new reactors being built adjacent to the two operating reactors, representing a key strategy for China nuclear power expansion, complementary to green-field (Date: 10 Dec. 2007)



Taishan project ready for foundation work, 2 EPRs



Shanghai Electric:	partnership with Westinghouse – AP1000 – specifically including technology transfer
Dongfang Electric:	partnership with Areva – EPR – specifically including technology transfer
Harbin Electric:	partnership with Doosan Babcock
China Nuclear Energy Industry Cooperation:	applied Tenex enrichment technology – capacity 500,000 SWU
Shenyang Blower Works:	to be major supplier of AP1000 main pumps specifically including technology transfer
Sichuan Sanzhou:	produces critical piping units for 1 GW level nuclear units

Slide 24

bhpbilliton
resourcing the future

Nuclear growth in China is not restricted to coastal areas

• Current nuclear capacity and capacity under construction is concentrated along the coast

• Increasing number of planned and proposed reactors in landlocked provinces

Currently operating Under construction Planned / proposed

Source: http://www.insc.anl.gov/pwrmaps/map/china.php and internal BHP Billiton analysis

Slide 25

China has demonstrated its ability for fast growth……

China’s share of world aluminium production has grown from 11% in 2000 to 33% in 2007

(Million tonnes)

25.0 20.0 15.0 10.0 5.0 0.0

China Aluminium Production China Alumina Production China share aluminium China share alumina

2000 2001 2002 2003 2004 2005 2006 2007

40% 30% 20% 10% 0%

China’s share of crude steel production has grown from 15% in 2000 to 36% in 2007

(Million tonnes)

1400 1200 1000 800 600 400 200 0

World ex-China China China share (RHS)

1997 1998 1999 2000 2001

2002 2003 2004 2005 2006 2007

40% 30% 20% 10%

Sources: Brook Hunt Aluminium Metal Service.

Source: International Iron and steel Institute

Slide 26

....and shown itself very capable of re-writing capital intensity and delivery times

	China	Western Benchmark
Alumina refinery Shangdong province	10x 300mw power stations and 3500kt/yr alumina refinery – construction time 10 months	40 Months +
East Hope Alumina	800kt/yr alumina refinery – construction time 10 months	40 Months +
Jinbei Alumina	400kt/yr alumina refinery – construction time 14 months	40 Months +
Kaiman alumina	400kt/yr alumina refinery – construction time 10 months	40 Months +
Copper smelters	40 Months, Greenfields US$1000-1300/t installed capacity Detailed engineering through commissioning	60-66 Months US$3000-US$5000/t installed capacity

Source: BHP Billiton Analysis

Slide 27

bhpbilliton
resourcing the future

Short to medium term market outlook balanced, long term primary supply growth required

WNA supply and demand forecast

(kt u3o8)

400 350 300 250 200 150 100 50 0

HEU

MOX & RepU other secondary supply Primary supply WNA high WNA reference

What if the world goes nuclear? *

2008F 2009F 2010F 2011F 2012F 2013F 2014F 2015F 2016F 2017F 2018F 2019F 2020F 2021F 2022F 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F

An external view

(GWe)

2,000 1,600

1,200 800 400 0

372

960

1,634

2008 installed capacity Deloitte Climate Action Deloitte Climate Crisis

* BHP Billiton analysis concludes 1,300 GWe is feasible by 2030 if the world seriously embraces nuclear power generation.

Source: International Atomic Energy Agency Power Reactor Information System (IAEA PRIS), World Nuclear Association (WNA) 2007 Supply & demand; Deloitte & Australian Uranium Association (AUA) Outlook for the uranium industry, April 2008, BHP Billiton internal analysis.

Slide 28

Short to medium term market outlook balanced, long term primary supply growth required

Supply developments and events likely to dominate short to medium term market dynamics:

• Kazakhstan – upside surprise

• Cigar Lake – uncertainty on start-up

• Dominion – care and maintenance

Recent events in the nuclear industry with long term implications:

• India granted exemption by NSG

• Combined Construction and Operating applications submitted for 24 reactors to NRC in USA (as at 30 Sep 2008)

• UK energy white paper reversal (Jan 08) & EdF acquisition of British Energy (Sep 08)

Slide 29

Legacy fixed sales position is winding off

• Current “legacy” portfolio continues to hold significant fixed price sales at historic prices

• BHP Billiton does not have committed sales at fixed prices more than forecast production in any one financial year

Uranium fixed sales commitments

(% of forecast production)

100 90 80 70 60 50 40 30 20 10 0

rest of FY 2010

FY 2011

FY 2012

FY 2013

FY 2014

FY 2015

FY 2016

FY 2017

FY 2018

FY 2019

FY 2020

FY 2021

FY 2009

Note: Production data includes only current life of mine production from Olympic Dam (underground).

Sales data includes only sales at fixed prices (including base escalated prices). Data as at 1 October 2008.

Slide 30

Olympic Dam Expansion - Uranium marketing

• BHP Billiton has agreed 10 term sheets with customers in Europe, US and Asia

– Aggregate market interest is well in excess of the first phase expansion tonnage

• BHP Billiton intends to put in place a portfolio of sales contracts prior to making an expansion decision

– A portion of the volumes in these contracts will be conditional upon a positive decision to expand Olympic Dam

– Pricing mechanism will be designed to capture the fair market price of uranium at the time of delivery

– BHP Billiton is actively engaging with its customers to develop an improved price discovery mechanism that will meet the requirements of both consumers and producers

Slide 31

Current Business Performance

Paul Dunn

Vice President Finance

Current Business Performance

Key Points

• Experienced team leading the turnaround in performance

• Safety the driver for cultural change

• Sustainable improvement in performance

Slide 33

An experienced team leading the turnaround in performance

Dean Dalla Valle

President and Chief Operating Officer

• 31 years with BHP Billiton

• Previously

- Asset Leader Olympic Dam

- Asset Leader Cannington

Barry Mitchell

Vice President Mining

• 2 years with BHP Billiton

• 33 years minerals industry experience, previously

- Perilya Ltd, General Manager Broken Hill

- Barrack Gold, GM Nth Eastern Goldfields

John England

VP Processing

• 32 years with BHP Billiton

• Previously

- Senior Manager Metallurgical Engineering

- Operations General Manager BHP Titanium Beenup

Justin Bauer

VP Smelter and Refinery

• 6 years with BHP Billiton

• 22 years minerals industry experience, previously

- Production Manager WMC Fertilisers Phosphate Hill

- Operations Manager Boodarie Iron

Giles Hellyer

VP Maintenance and Engineering

• 24 years with BHP Billiton

• Previously

- Production Manager TEMCO

- Manager Engineering and Maintenance, Escondida

John Hatty

VP Health Safety and Enviroment

• 30 years with BHP Billiton

• Previously

- Manager HSEC Assessment and Review

- Manager Environmental Auditing

Paul Dunn

Vice President Finance

• 23 years with BHP Billiton

• Previously

- Finance Manager Cannington

- Manager Forecasting BHP Minerals

Paul Harvey

VP Business Improvement and Planning

• 16 years with BHP Billiton

• 23 years minerals industry experience, previously

- Project Director Undreground Projects, EKATI

- U/G Mine Manager EKATI

Paul Walters

VP Human Resources

• 3 years with BHP Billiton

• 10 years minerals industry experience, previously

- Manager HR & Legal Services Vetco Aibel

- National Employee Relations Manager, ABB Australia

Kym Winter-Dewhirst

VP Government and Community Relations

• 3 years with BHP Billiton

• 22 years government and media experience, previously

- Government Relations Advisor WMC

- Chief of Staff to SA Environment Minister

Gary Sutherland

Client Representative – OD Expansion

• 7 years with BHP Billiton

• 23 years minerals industry experience, previously

- VP Processing Olympic Dam

- Operational Manager Pasminco

Slide 34

Site Layout

1 kilometre

Tailings Storage Facility

Quarry

Underground Mine

Evaporation Ponds

Process Plant

Phase 1 Open Pit

Slide 35

Olympic Dam Underground Mine Layout

Slide 36

Process Plant Layout

200 metres

Hydromet

Smelter & Acid Plant

Concentrator

Refinery & Gold Room

Slide 37

2008 Copper Supply Cost Curve

C1 Cash Cost (Brook Hunt Normal Costing)

(US¢/lb Cu) 175 150 125 100 75 50 25 0 -25 -50 -75 -100

OLYMPIC DAM

0 2,000 4,000 6,000 8,000 10,000 12,000 14,000

Cumulative Cu Production (kt)

Source: Brook Hunt 2008 Production Cost League

Slide 38

2008 Uranium Supply Cost Curve

Uranium Supply (US$/lb)

50 45 40 35 30 25 20 15 10 5 0

OLYMPIC DAM

0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000

Tonnes U3O8

Source: NAC International, estimated 2008.

Slide 39

What Drives Value at Olympic Dam?

Economic Value Drivers Supported by

Mine Capacity

Ore Throughput Mill Capacity

Smelter Capacity Metal Production Copper Grade Metal Grades Value Uranium Grade Copper Recovery Metal Recoveries Uranium Recovery

Copper Price Metal Prices Contract Price & Volume Uranium Price Spot Price & Volume Operating Costs Capital

Zero Harm People Planning

Slide 40

High Priority Areas since Acquisition

Economic Value Drivers Supported by

Mine Capacity

Ore Throughput Mill Capacity Smelter Capacity Metal Production Copper Grade Metal Grades Value Uranium Grade Copper Recovery Metal Recoveries Uranium Recovery

Copper Price Metal Prices Contract Price & Volume Uranium Price Spot Price & Volume Operating Costs Capital

Zero Harm

People

Planning

Slide 41

High Priority Areas since Acquisition

Supported by

Total Recordable Injury Frequency Rate

(per million hours, 12 month moving average) • Safety – the driver of cultural

40 change

30 20 10

0

Apr-06 Jun-06 Aug-06 Oct-06 Dec-06 Feb-07 Apr-07 Jun-07 Aug-07 Oct-07 Dec-07 Feb-08 Apr-08 Jun-08 Aug-08

• > 50 BHP Billiton people transferred into business

• Clear accountability through BHP Billiton operating model

- Uranium Business Unit

• Incentive program linked to business outcomes for all employees

• Co-operative industrial agreement in place for next 5 years

• Implement BHP Billiton Planning processes

• Improved understanding of Resource

• Existing business recovery and growth plans

• Expansion study

• Business Improvement capability developed

Zero Harm

People

Planning

Slide 42

High Priority Areas since Acquisition

Economic Value Drivers

Annual Record Ore Hoisted and Material Milled in FY08 FY06 FY07 FY08 Quarterly Record Ore Hoisted in Q1 FY09

Ore Hoisted (kt) 8,219 8,566 9,674

• Improve mine flexibility

Material Milled 1 (kt) 9,635 2 8,889 9,910

- Restore & grow underground stocks

- Focus on bottleneck (development and production drilling)

• Improve mill capacity Notes: 1 – Includes re-treatment of electric furnace slag

- Advanced control systems 2 – FY06 production supported by surface ore stockpiles

- Reliability focus

Mine Stocks and Head Grade Ore Hoisting Annualised Rate

(mt) Copper Grade (%) (mtpa)

16 4.0 11

14 3.5

10

12 3.0

10 2.5

9

8 2.0

6 1.5 8

4 1.0

7

2 0.5

6

Dec-02 Apr-03 Aug-03 Dec-03 Apr-04 Aug-04 Dec-04 Apr-05 Aug-05 Dec-05 Apr-06 Aug-06 Dec-06 Apr-07 Aug-07 Dec-07 Apr-08 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 Jul-06 Sep-06 Nov-06 Jan-07 Mar-07 May-07 Jul-07 Sep-07 Nov-07 Jan-08 Mar-08 May-08 Jul-08 Sep-08

Developed and partially developed Drilled and partially Drilled Hoisting Rate 6 Month moving average (Hoisting Rate) Broken Stocks Cu%

Sources: BHP Billiton production reports, BHP Billiton internal reporting.

Slide 43

High Priority Areas since Acquisition

Economic Value Drivers

Uranium Recovery Future

• Uranium recovery project • Leach circuit tank upgrade and capacity increase

• Improved process optimisation and control, supported by • Minor upgrades of Solvent Extraction circuit improved resource understanding

FY06 FY07 FY08

Uranium Recovery (ex ore) Head Grade

Uranium oxide (%) (U3O8 kg/t) 3,936 3,486 4,144 concentrate production (t)

80 0.80

Uranium recovery 75 0.75 67.5 68.7 72.8 (ex ore) (% )

70 0.70

65 0.65

60 0.60

55 0.55

50 0.50

45 0.45

40 0.40 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 Jul-06 Sep-06 Nov-06 Jan-07 Mar-07 May-07 Jul-07 Sep-07 Nov-07 Jan-08 Mar-08 May-08 Jul-08 Sep-08

Before Uranium Recovery Project After Uranium Recovery Project Headgrade

Sources: BHP Billiton production reports, BHP Billiton internal reporting.

Slide 44

Recent copper price performance and cost structure

2008 Daily Copper Price & Exchange Rate Current Cost Structure

($ )

10,000 1.50 Maintenance

1.40 Labour

8,000 1.30 14%

Royalties

1.20 24%

5% 6,000 1.10 Administration 5% 1.00 Electricity 3%

4,000 0.90

0.80 19%

30%

2,000 0.70

US$/tonne Consumables

US$/A$ 0.60

0 0.50 Contractors

1-Jan-08 31-Jan-08 1-Mar-08 31-Mar-08 30-Apr-08 30-May-08 29-Jun-08 29-Jul-08 28-Aug-08 27-Sep-08 27-Oct-08

• Exchange rate movement in correlation with commodity price

• Approximately 85% of operating cost is A$ denominated

Sources: London Metal Exchange (LME), Reserve Bank of Australia (RBA), BHP Billiton internal analysis.

Slide 45

Moving Forward – Priority Areas

Zero Harm – A core value Volumes

• Good safety is good business • Pre-expansion volume growth to offset declining

• Water efficiency grades

• Energy efficiency – US$30.5m approved for early works

• Smelter outage FY2011

– 60 days Sept 2010

People

– Relining both major furnaces

• Transition organisation to align with expansion

– Modifications to suit declining grades

• Talent Pipeline

• Employee value proposition – maintain low

Uranium Recovery turnover (14.5%)

• Uranium leach circuit upgrade

• Geometallurgy – optimisation of process plant Planning conditions to suit future ore types

• Build on planning discipline

• Integration of underground mine with open pit

• Regional exploration

Slide 46

Olympic Dam Expansion

Ted Bassett Project Director

31 October 2008

Olympic Dam Expansion

Key Points

• Configuration established

• Utilising a staged expansion path

• Politically stable environment

• Environmental Impact Statement to be issued to government before the end of 2008

• Focus on simplicity & preservation of future options

Slide 48

A team with large project experience



Ted Bassett
Project Director
- 2 years with BHP Billiton
- 38 years mine project development experience, Previous Roles
  - VP Capital Projects Inco Ltd
  - Project Director Goro Nickel Project



Jon Gilligan
DPD Mine Development
- 15 years with BHP Billiton
- 8 yrs project & 16 yrs operations experience, Previous Roles
  - Operations Manager, Escondida Norte
  - Assistant Manager, Mine Engineering Escondida



Dave Thomas
DPD Infrastructure
- 3 years with BHP Billiton
- 24 yrs project & 20 yrs operations experience, Previous Roles
  - Project Manager SX Plant
  - General Manager WMC



Rob Williams
DPD Operational Development
- 3 years with BHP Billiton
- 20 years experience in the mining industry, Previous roles
  - Principal Mining Engineer – Coffey Mining
  - GM Gympie Gold



Graham Batten
Manager IT & Communications
- 2 years with BHP Billiton
- 17 years experience in mining related IT, Previous Roles
  - Newmont - Regional IT Director
  - WMC Manager Project Systems OD Expansion



Michael Anstey
Manager Health & Safety
- 2 years with BHP Billiton
- 20 years experience in operations, Previous Roles
  - Newmont - Director Safety & Risk
  - Minera Alumbrera Ltd - HSE Manager



Ken Sutliff
DPD Ore Processing
- 2.5 years with BHP Billiton
- 37 yrs experience in operations & projects, Previous Roles
  - Project Manager Bechtel
  - Project Manager Southern Peru Copper



Marco Herrera
DPD Project Services
- 2 years with BHP Billiton
- 16 yrs project & 12 yrs operations experience, Previous Roles
  - Project Manager Hydrometallurgy-BHPB ODX
  - Project Director Sth. America Ops - Newmont



Jason Schell
DPD Stage 1
- 16 years with BHP Billiton
- Previous Roles
  - VP OD Maintenance & Engineering
  - GM Engineering & Site Services



Brink Van Schalkwyk
Manager Business Evaluation
- 11 years with BHP Billiton
- Previous Roles
  - Project Manager, Integration of OD
  - Business Analysis Manager, Base Metals



Alison Hartman
Manager – Risk & Approvals
- 4 years with BHP Billiton
- 15 Years experience in HSEC & engineering, Previous Roles
  - VP HSEC Olympic Dam
  - Steelscape - Corporate EHS Manager

Notes: DPD – Deputy Project Director.

Slide 49

bhpbilliton
resourcing the future

Staging reduces risk and allows integration of technology

Stage 1 Optimise the existing operation. Alternatives are under evaluation for expansion of the ore delivery and treatment capacities up to 12 Mtpa.

Stage 2 Develop 20 Mtpa open pit ore supply (2A), Cu concentrator and U3O8 leach plant

(2B). Cu concentrate sold to China smelter.

Stage 3 Expand the existing OD smelter to treat stage 4 & 5 high Cu:S Cu concentrate.

Delivery of Stages 3 & 4 coincide.

Stage 4 Expand to 40 Mtpa the open pit ore supply, Cu concentrator and U3O8 leach plant capacities. Low Cu:S Cu concentrate sold to China smelter.

Stage 5 Expand to 60 Mtpa the open pit ore supply, Cu concentrator and U3O8 leach plant capacities. Low Cu:S Cu concentrate sold to China smelter.

Slide 50

The proposed staged development of Olympic Dam

CONCEPTUAL

Concentrating & Stages

Mining Smelting Proposed Capacity

Hydrometallurgy

Cu U308 Au (ktpa) (ktpa) (kozpa)

10Mtpa 0 Current 180 4 100 9Mtpa 0Mtpa 10Mtpa (500ktpa con)

1 Optimise underground 200 4.5 120

Brown-fields Develop open pit production build greenfield

2 concentrator and 350 9 400

+3Mtpa +2Mtpa +2Mtpa (100ktpa con) hyrdometallurgy circuits sell

+20Mtpa (200ktpa con) excess concentrate

Expand on site smelter to 9 400

+20Mtpa 3 350 800ktpa

20Mtpa 52Mtpa 72Mtpa

Expand open pit add

Green-fields 4 greenfield concentrator and hydrometallurgy circuits 540 14 600

+20Mtpa

Further expansion of open pit, build new concentrator

Notes: Unless specified all capacities 5 730 19 800 and hydrometallurgy circuit are in tonnes of ore. +20Mtpa (800ktpa con) Sell excess concentrate Actual timing of Underground phase out is not yet +20Mtpa

+ Further growth opportunities determined Less than 20% of the uranium will be shipped in copper concentrate the remainder will

+20Mtpa (800ktpa con) be processed at Olympic Dam.

Slide 51

Scale: A very large open pit

Estimated Escondida Mine Final Pit

Depth: 1,055 m

Depth: 885 m

Estimated Olympic Dam

Depth: 1,220 m

Final Pit 1 km

Slide 52

Olympic Dam Resource

U3O8 >300ppm Au >0.3g/t Cu >0.5% Cu >1.0% Cu >2.0%

Pit @ 100 yrs

Slide 53

Simplification:

Five-fold increase in ore volume, doubling of plant footprint

Existing Process Plant 12 Mtpa1

New Process Plant 60 Mtpa

Processing Facility after Stage 5

Notes: 1- Potential capacity after optimisation, current capacity 10Mtpa.

Slide 54

Process Plant Project Staging

Stage 2 Stage 4 Stage 5

Slide 55

Shipping copper concentrate and not cathode allows capital intensive smelter to move to China

1

2 Commercial agreement needed to import concentrate into China. Discussions positive, work plan in place. Significant Get concentrate out of capital savings (ballpark

Australia, in front of figures) schedule:

Final process report handed to ASNO 3

Transport concentrate across the seas, in front of schedule: AMSA has written a transport schedule that the team is comfortable we can deliver

Note: ASNO – Australian Safeguards and Non-Proliferation Office.

AMSA – Australian Maritime Safety Authority.

Slide 56

Autonomous Mining Systems

Why?

• Potential step change in risk exposure

• Reduced mining cost

Technology

• DARPA Urban Challenge

• Autonomy trials at a number of different mine sites

• Technology is well advanced. Integration remaining

BHP Billiton

• Development contract signed with Caterpillar for trucks and drills

• Truck testing started at Caterpillar facilities

• Extensive pilot program planned

Slide 57

Environmental Impact Statement (EIS) Status

• Documentation completed for internal review

• Subject to above review

First release to Governments end of 2008 (permission to print)

Public display April/May 2009

Submit response document Oct 2009

Ministers’ decisions Feb 2010 (timing subject to political processes)

• Approving Ministers

Federal – Environment Minister – Peter Garrett

South Australia – Planning Minister – Paul Holloway

Northern Territory – Infrastructure Minister—Delia Lawrie

Slide 58

Project Schedule

• Stage 1 in production by 2013

• EIS approval to take between 12 and 18 months

• Development of open pit to take 5 years

• Ore Processing expansion developed in three stages

Slide 59

Strong Future for the Uranium Business

Graeme Hunt

President Uranium and Olympic Dam Development

Yeelirrie: A large undeveloped resource

Good news

- Australia's second largest undeveloped uranium resource
- 130km North of BHP Billiton's Mount Keith infrastructure
- 100% BHP Billiton owned
- Approximately 35kt U @ 0.15% (~ 70kt U @ 0.05%)
- Discovered in early 1970's
- State agreement still in place


Yeelirrie
Mount Keith Nickel
Leinster Nickel
Kalgoorlie Nickel Smelter
Kambalda Nickel Concentrator
Fremantle Port
Kwinana Nickel Refinery
Esperance Port
Ravensthorpe Nickel

What's Next?

- Upgrade resource to JORC compliance
- Update feasibility study to determine the preferred development path

Slide 61

bhpbilliton
resourcing the future

Yeelirrie is flat and the deposit shallow

Relative surface level (m)

Overburden thickness (m)

Slide 62

Yeelirrie is well drilled and has great grades, further work required to develop JORC compliant resource

Previous Drilling

Outline of 50m grid (Class 1)

1000m

U308 Grade Profile (g/t)

Slide 63

Key Messages

• We have a strong team managing our uranium business

• Olympic Dam is a unique resource

– Will support a multi-generational business

• Longer term demand outlook is strong

• Olympic Dam is a good business today

• Yeelirrie is another outstanding long term opportunity

• We have experience in large projects and integrating other businesses

Slide 64

bhp billiton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 November 2008	By:	Jane McAloon

	Name:	Jane McAloon
	Title:	Group Company Secretary